UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2015

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2015

Table of Contents

Page

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

FORWARD LOOKING STATEMENTS	18

INDEX TO FINANCIAL STATEMENTS	F-1

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three Months Ended March 31, 2015 and 2014	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three Months Ended March 31, 2015 and 2014	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of March 31, 2015 and December 31, 2014	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Three Months Ended March 31, 2015 and the Year Ended December 31, 2014	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Three Months Ended March 31, 2015 and 2014	F-7

Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-9

SIGNATURE

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2015 and March 31, 2014. References in this report to “Höegh LNG Partners LP,” “we,” “our,” “us” and “the Partnership” or similar terms when used for the period until the completion of the initial public offering of Höegh LNG Partners LP (the “IPO”) on August 12, 2014 refer to the interests in SRV Joint Gas Ltd., SRV Joint Gas Two Ltd., Höegh LNG Lampung Pte. Ltd. and PT Höegh LNG Lampung, which were contributed by Höegh LNG Holdings Ltd. (“Höegh LNG”) to the Partnership at the IPO. When used for periods after the completion of the IPO, those terms refer to Höegh LNG Partners LP and its subsidiaries. Unless the context requires otherwise, references in this report to our or the “joint ventures” refer to the joint ventures that own two of the vessels (the GDF Suez Neptune and the GDF Suez Cape Ann).

You should read this section in conjunction with the unaudited condensed interim consolidated and combined carve-out financial statements as of and for the periods ended March 31, 2015 and 2014 and the related notes thereto included elsewhere in this report, as well as our historical consolidated and combined carve-out financial statements and related notes included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 24, 2015. This discussion includes forward looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward looking statements. See also the discussion in the section entitled “Forward Looking Statements” below.

Highlights

•	Reported total time charter revenues of $11.5 million for the first quarter of 2015 compared to $29.1 million of construction contract revenues for the first quarter of 2014

•	Generated operating income of $5.0 million and net income of $2.4 million for the first quarter of 2015 compared to an operating loss of $1.4 million and a net loss of $1.8 million for the first quarter of 2014; operating income and net income were impacted by unrealized losses on derivative instruments on the Partnership’s share of equity in earnings of joint ventures in the first quarter of 2015 and 2014

•	On May 15, 2015 paid a $0.3375 per unit distribution with respect to the first quarter of 2015, equivalent to $1.35 per unit on an annual basis

3

Our results of operations

	Three months ended
	March 31,
(in thousands of U.S. dollars, except per unit information )	2015	2014
Statement of Income Data:
Time charter revenues	$11,535	$—
Construction contract revenues	—	29,127
Total revenues	11,535	29,127
Vessel operating expenses	(2,260)	—
Construction contract expenses	—	(24,661)
Administrative expenses	(2,099)	(4,148)
Depreciation and amortization	(8)	(8)
Total operating expenses	(4,367)	(28,817)
Equity in earnings of joint ventures	(2,122)	(1,671)
Operating income	5,046	(1,361)
Interest income	2,427	466
Interest expense	(3,899)	(81)
Gain on derivative financial instrument	121	—
Other items, net	(1,100)	(380)
Income before tax	2,595	(1,356)
Income tax expense	(177)	(408)
Net income (loss)	$2,418	$(1,764)
Earnings per unit
Common unit public (basic and diluted)	$0.09	$—
Common unit Höegh LNG (basic and diluted)	$0.09	$—
Subordinated units (basic and diluted)	$0.09	$—
Cash Flow Data:
Net cash provided by (used in) operating activities	$14,173	$(18,696)
Net cash used in investing activities	2,059	10,279
Net cash provided by (used in) by financing activities	(10,478)	13,266
Other Financial Data:
Segment EBITDA(1)	$15,210	$8,422
Adjusted EBITDA(1)	$15,890	$8,422

(1)	Adjusted EBITDA and Segment EBITDA are non-GAAP financial measures. Please read “Non-GAAP Financial Measures” for definitions of Adjusted EBITDA and Segment EBITDA and reconciliations of each such measure to net income, the comparable U.S. GAAP financial measure.

4

Three Months Ended March 31, 2015 Compared with the Three Months Ended March 31, 2014

Time Charter Revenues. The following table sets forth details of our time charter revenues for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$11,535	$—	$11,535

Time charter revenues for the three months ended March 31, 2015 were $11.5 million, an increase of $11.5 million from the three months ended March 31, 2014. The time charter revenues relate to PGN FSRU Lampung which was on-hire for the three months ended March 31, 2015.

Time charter revenues consist of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, vessel operating expenses and indirect and corporate income taxes borne by the charterer.

Construction Contract Revenues and Related Expenses. The following table sets forth details of our construction contract revenues and construction contract expenses for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Construction contract revenues	$—	$29,127	$(29,127)
Construction contract expenses	$—	$(24,661)	$24,661
Recognized contract margin	$—	$4,466	$(4,466)

PT PGN LNG Indonesia (“PGN”) formally accepted the PGN FSRU Lampung and signed the Certificate of Acceptance on October 30, 2014 which was the condition for the final payment related to the Mooring. As such the Mooring project was completed as of December 31, 2014. As a result, there were no construction contract revenues or expenses for the three months ended March 31, 2015. The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN. Construction contract revenues for the three months ended March 31, 2014 were $29.1 million. Construction contract expenses were $24.7 million for the three months ended March 31, 2014. As of March 31, 2014 the project was estimated to be 81% complete.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Vessel operating expenses	$(2,260)	$—	$(2,260)

Vessel operating expenses for the three months ended March 31, 2015 were $2.3 million, an increase of $2.3 million from the three months ended March 31, 2014. This reflects that PGN FSRU Lampung was in operation for the three months ended March 31, 2015, while it had not been delivered or started the charter hire contract as of March 31, 2014.

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Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Administrative expenses	$(2,099)	$(4,148)	$2,049

Administrative expenses for the three months ended March 31, 2015 were $2.1 million, a decrease of $2.0 million from $4.1 million for the three months ended March 31, 2015. The major reasons for the decrease were high costs in the preparation for the IPO and for the start of operations of the PGN FSRU Lampung during the three months ended March 31, 2014.

For the three months ended March 31, 2014, expenses of $2.4 million were incurred for the IPO principally related to audit fees, legal fees and charges for hours incurred by Höegh LNG’s staff working on preparation for this offering. There were no comparable expenses for the three months ended March 31, 2015.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Depreciation and amortization	$(8)	$(8)	$—

Depreciation and amortization for the three months ended March 31, 2015 and 2014 related to office and IT equipment.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Total operating expenses	$(4,367)	$(28,817)	$24,450

Total operating expenses for the three months ended March 31, 2015 were $4.4 million, a decrease of $24.4 million from $28.8 million for the three months ended March 31, 2014. The decrease is mainly due to the decrease in construction contract expense. Excluding construction contract expense for the three months ended March 31, 2014, total operating expenses increased by $0.2 million for the three months ended March 31, 2015 compared to $4.2 million for the three months ended March 31, 2014. The increase in vessel operating expenses due the start of operations for the three months ended March 31, 2015 more than offset the reduction in administrative expenses between the periods.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Equity in earnings (losses) of joint ventures	$(2,122)	$(1,671)	$(451)

Equity in losses of joint ventures for the three months ended March 31, 2015 was $2.1 million, a decrease of $0.5 million from equity in losses of $1.6 million for the three months ended March 31, 2014. The reason for the decrease was a higher unrealized loss on derivative instruments in our joint ventures for the three months ended March 31, 2015, compared to the three months ended March 31, 2014. This was partly offset by a lower interest expense incurred by our joint ventures for the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

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Our share of our joint ventures’ operating income was $5.9 million for the three months ended March 31, 2015, compared with $5.8 million for the three months ended March 31, 2015. Our share of other financial income (expense), net, principally consisting of interest expense, was $4.0 million for the three months ended March 31, 2015, a decrease of $0.3 million from $4.3 million for the three months ended March 31, 2014. Unrealized loss on derivative instruments was $3.9 million for the three months ended March 31, 2015, an increase of $0.8 million from $3.1 million for the three months ended March 31, 2014.

There was no accrued income tax expense for the three months ended March 31, 2015 and 2014. Our joint ventures did not pay any dividends for the three months ended March 31, 2015 and 2014.

Operating Income. The following table sets forth details of our operating income for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Operating income (loss)	$5,046	$(1,361)	$6,407

Operating income for the three months ended March 31, 2015 was $5.0 million, an increase of $6.4 million from operating loss of $1.4 million for the three months ended March 31, 2015. The increase is primarily as a result of the PGN FSRU Lampung being in operations for the three months ended March 31, 2015.

Interest Income. The following table sets forth details of our interest income for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Interest income	$2,427	$466	$1,961

Interest income for the three months ended March 31, 2015 was $2.4 million, an increase of $1.9 million from $0.5 million for the three months ended March 31, 2014. Interest income of $2.0 million related to the demand note due from Höegh LNG and $0.4 million related to interest accrued on the advances to our joint ventures for the three months ended March 31, 2015. For the three months ended March 31, 2014, the entire balance related to interest accrued on the advances to our joint ventures. The decrease in interest income from joint ventures is due to repayment by our joint ventures of a portion of the principal due under the shareholder loans between the periods. The interest rate under the shareholder loans is a fixed rate of 8.0% per year. We lent $140 million to Höegh LNG from net proceeds of the IPO pursuant to a demand note. The note is repayable on demand or we can elect to utilize the note as part of the purchase consideration in the event all or a portion of Höegh LNG’s interests in the FSRU, Independence, are purchased by the Partnership. The note bears interest at a rate of 5.88% per annum.

Interest Expense. The following table sets forth details of our interest expense for the three months ended March 31, 2015 and 2014:

7

			Positive
	Three Months Ended March 31,		(negative)
	2015	2014	variance
Interest expense	$(2,854)	(2,209)	$(645)
Commitment fees	(298)	(856)	558
Amortization of debt issuance cost	(747)	(282)	(465)
Capitalized interest	—	3,266	(3,266)
Total interest expense	$(3,899)	(81)	$(3,818)

Interest expense for the three months ended March 31, 2015 was $3.9 million, an increase of $3.8 million from $0.1 million for the three months ended March 31, 2014. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost less the interest capitalized for the period.

The interest incurred of $2.8 million for the three months ended March 31, 2015, increased by $0.6 million compared to $2.2 million for the three months ended March 31, 2014, principally due to higher outstanding loan balances. Starting on March 4, 2014, we began drawing on the loan facility related to PGN FSRU Lampung (the “Lampung facility”).

Commitment fees were $0.3 million and $0.9 million for the three months ended March 31, 2015 and 2014, respectively. For the three months ended March 31, 2015, the commitment fees relate to the undrawn $85 million sponsor credit facility. For the three months ended March 31, 2014, commitment fees were incurred on the Lampung facility for undrawn balances.

Amortization of debt issuance cost for the three months ended March 31, 2015 and 2014 was $0.7 million and $0.3 million, respectively, reflecting higher amortization for the Lampung facility.

There was no capitalized interest for the three months ended March 31, 2015 since there was no construction in progress. For the three months ended March 31, 2014, the PGN FSRU Lampung and the Mooring were under construction for the entire period and most interest incurred qualified for capitalization. Capitalized interest was $3.3 million for the three months ended March 31, 2014. Capitalization of interest ceased in the middle of May, 2014 when the PGN FSRU Lampung and the Mooring were substantially complete.

Other Items, Net. The following table sets forth details of our other items, net for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
	2015	2014	variance
Foreign exchange gain (loss)	$(426)	(20)	$(406)
Bank charges and fees	(2)	—	(2)
Withholding tax on interest expense and other	(672)	(360)	(312)
Total other items, net	$(1,100)	(380)	$(720)

Other items, net for the three months ended March 31, 2015 was $1.1 million, an increase of $0.7 million from $0.4 million for the three months ended March 31, 2014.

The increase is due to an increase in the foreign exchange loss of $0.4 million and an increase in withholding tax of $0.3 million. The withholding tax is required on interest expense to parties outside of Singapore and Indonesia. Pursuant to the terms of the PGN FSRU Lampung time charter, we will be reimbursed, as a component of time charter revenues, for the part of the withholding tax associated with the charter activities.

8

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Income (loss) before tax	$2,595	$(1,356)	$3,951

Income before tax for the three months ended March 31, 2015 was $2.6 million, an increase of $4.0 million from loss before tax of $1.4 million for the three months ended March 31, 2014. The increase is primarily as a result of the PGN FSRU Lampung being in operations for the three months ended March 31, 2015 compared with start up and construction activities for the three months ended March 31, 2014.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Income tax expense	$(177)	$(408)	$231

Income tax expense for the three months ended March 31, 2015 was $0.2 million, a decrease of $0.2 million compared to $0.4 million for the three months ended March 31, 2014. We are not subject to Marshall Islands income taxes. However, we are subject to tax on earnings in Singapore and Indonesia. For the first quarter of 2015, the income tax expense related to Hoegh LNG Lampung Pte. Ltd., our subsidiary incorporated in Singapore (“Hoegh Lampung”), on its net interest income. PT Hoegh LNG Lampung, our entity incorporated in Indonesia (“PT Hoegh”), has a tax loss carryforward from the prior year which is expected to offset any current tax expense during 2015.

Pursuant to the terms of the PGN FSRU Lampung time charter, we will be reimbursed, as a component of time charter revenues, for current income tax expense arising in Indonesia.

A deferred tax benefit of $0.6 million and $0.9 million related to the unrealized losses on interest rate swaps accounted for as a cash flow hedge was recorded as a component of other comprehensive income on the consolidated and combined carve-out statements of comprehensive income for the three months ended March 31, 2015 and 2014, respectively.

Net Income. The following table sets forth details of our net income for the three months ended March 31, 2015 and 2014:

			Positive
	Three Months Ended March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Net income (loss)	$2,418	$(1,764)	$4,182

As a result of the foregoing, net income for the three months ended March 31, 2015 was $2.4 million, an increase of $4.2 million from a net loss of $1.8 million for the three months ended March 31, 2014.

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Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG are included in “Other.”

For the three months ended March 31, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung. For the three months ended March 31, 2014, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014.

As of March 31, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the three months ended March 31, 2015 and 2014.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the three months ended March 31, 2015 and 2014:

	Three months ended		Positive
Majority Held FSRUs	March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$11,535	$—	$11,535
Construction contract revenues	—	29,127	(29,127)
Total revenues	11,535	29,127	(17,592)
Vessel operating expenses	(2,260)	—	(2,260)
Administrative expenses	(535)	(1,331)	796
Construction contract expense	—	(24,661)	24,661
Segment EBITDA	8,740	3,135	5,605
Depreciation and amortization	(8)	(8)	—
Operating income (loss)	8,732	3,127	5,605
Gain (loss) on derivative instruments	121	—	121
Other financial income (expense), net	(4,701)	(461)	(4,240)
Income (loss) before tax	4,152	2,666	1,486
Income tax expense	(177)	(408)	231
Net income (loss)	$3,975	$2,258	$1,717

Time charter revenues for the three months ended March 31, 2015 were $11.5 million, an increase of $11.5 million from the three months ended March 31, 2014. Construction contract revenues for the three months ended March 31, 2014 were $29.1 million. As discussed in more detail above, during the three months ended March 31, 2015, the PGN FSRU Lampung was operating under the time charter while the activities for the three months ended March 31, 2014, related to the construction of the Mooring and preparations to begin operations.

Vessel operating expenses for the three months ended March 31, 2015 were $2.3 million. There were no corresponding expenses for the same period of 2014 as the time charter had not commenced.

10

Administrative expenses for the three months ended March 31, 2015 were $0.5 million, a decrease of $0.8 million from $1.3 million for the three months ended March 31, 2014. Higher expenses in the three months ended March 31, 2014 were due to activities associated with the Mooring and the preparation for the start of operations, while the comparative period of 2015 had more routine operations.

Construction contract expense was $24.7 million for the three months ended March 31, 2014 due to progress to complete the Mooring construction project.

Segment EBITDA for the three months ended March 31, 2015 was $8.7 million, an increase of $5.6 million from $3.1 million for the three months ended March 31, 2014 mainly due to the full operations under the PGN FSRU Lampung time charter.

Joint Venture FSRUs.The following table sets forth details of segment results for the Joint Venture FSRUs for the three months ended March 31, 2015 and 2014:

	Three months ended		Positive
Joint Venture FSRUs	March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$10,169	$10,249	$(80)
Vessel operating expenses	(1,899)	(1,914)	15
Administrative expenses	(236)	(231)	(5)
Segment EBITDA	8,034	8,104	(70)
Depreciation and amortization	(2,177)	(2,285)	108
Operating income	5,857	5,819	38
Gain (loss) on derivative instruments	(3,932)	(3,154)	(778)
Other financial income (expense), net	(4,047)	(4,336)	289
Net income (loss)	$(2,122)	$(1,671)	$(451)

The segment results for the Joint Venture FSRUs are presented using the proportional consolidation method (which differs from the equity method used in the historical unaudited interim combined carve-out financial statements).

Total time charter revenues for the three months ended March 31, 2015 were $10.2 million, a decrease of $0.1 million compared to $10.3 million for the three months ended March 31, 2014.

Vessel operating expenses were $1.9 million for each of the three months ended March 31, 2015 and 2014.

Administrative expenses of $0.2 million for each of the three months ended March 31, 2015 and 2014.

Segment EBITDA was $8.0 million for the three months ended March 31, 2015 compared with $8.1 million for the three months ended March 31, 2014.

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Other. The following table sets forth details of other results for the three months ended March 31, 2015 and 2014:

	Three months ended		Positive
Other	March 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Administrative expenses	$(1,564)	$(2,817)	$1,253
Segment EBITDA	(1,564)	(2,817)	1,253
Operating income (loss)	(1,564)	(2,817)	1,253
Interest income	2,129	466	1,663
Income (loss) before tax	565	(2,351)	2,916
Income tax expense	—	—	—
Net income (loss)	$565	$(2,351)	$2,916

Administrative expenses and Segment EBITDA for the three months ended March 31, 2015 were $1.6 million, a decrease of $1.2 million from $2.8 million for the three months ended March 31, 2014.

The major reason for the decrease was expenses of $2.4 million incurred in preparation for the IPO for the three months ended March 31, 2014. Expenses incurred for the IPO principally related to audit fees, legal fees and charges for hours incurred working on preparation for this offering. The reduction was partially offset by higher costs for the three months ended March 31, 2015 of being a public company and includes charges for preparation of external reporting, legal fees, audit fees, travel costs and consulting fees on implementation of internal controls under Sarbanes-Oxley Act.

Interest income, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures and our $140 demand note from Höegh LNG.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of utilization of the demand note due from Höegh LNG, borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, the $140 million demand note due from Höegh LNG, cash flows from our operations, interest and repayment of principal from our advances to our joint ventures and our undrawn balance under the $85 million sponsor credit facility. The advances to our joint ventures (shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. Dividend distributions from our joint ventures a) require agreement of the other joint venture owners; b) require fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Hoegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if the retained earnings are positive under Indonesian law and applicable requirements are fulfilled under the Lampung facility. As of March 31, 2015, PT Hoegh has negative retained earnings and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1:20:1:00, PT Hoegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Our joint ventures had a commitment to fund the drydocking and the modifications of the GDF Suez Neptune during 2015. Under the terms of the time charter, GDF Suez has funded both the drydocking and modifications.

12

As of March 31, 2015, we do not have material commitments for capital expenditures for the rest of our current business. Our expected expenditures for our current business include funding repairs and replacement parts of approximately $2.0 million under warranty provisions. This expenditure is indemnified by Höegh LNG under the omnibus agreement. Therefore, the funding for this expenditure will be provided by Höegh LNG.

We believe our current resources, including the $85 million sponsor credit facility, and our cash flows from operations, including distributions to us from PT Hoegh as payment of intercompany interest and/or intercompany debt and repayment of principal from our advances to our joint ventures, will be sufficient to meet our our debt amortization, unitholder distributions and working capital requirements for our current business.

The $140 million demand note due from Höegh LNG is repayable on demand or we can elect to utilize it as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG’s interests in the Independence. Generally, our long-term source of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

As of March 31, 2015, the Partnership had cash and cash equivalents of $35.8 million and an undrawn sponsor credit facility of $85 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $16.0 million and long-term restricted cash required under the Lampung facility was $15.1 million as of March 31, 2015. The Partnership has an interest-bearing demand note due from Höegh LNG of $140.0 million. Refer to “Qualitative and Quantitative Disclosures About Market Risk” for additional information

On February 13, 2015, we paid a cash distribution of $8.9 million, or $0.3375 per unit, to our unitholders with respect to the fourth quarter of 2014. On May 15, 2015, we paid a cash distribution of $8.9 million, or $0.3375 per unit, to our unitholders with respect to the first quarter of 2015.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2015	2014
Net cash provided by (used in) operating activities	$14,173	$(18,696)
Net cash provided by investing activities	2,059	10,279
Net cash provided by (used in) financing activities	(10,478)	13,266
Increase (decrease) in cash and cash equivalents	5,754	4,849
Effect of exchange rate changes on cash and cash equivalents	(469)	—
Cash and cash equivalents, beginning of period	30,477	108
Cash and cash equivalents, end of period	$35,762	$4,957

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $14.2 million for the three months ended March 31, 2015 compared with net cash used in operating activities of $18.7 million for the three months ended March 31, 2014. Cash flows from operating activities reflect that the PGN FSRU Lampung was operating under the time charter for the three months ended March 31, 2015 while the FSRU had not been delivered or started operations in the corresponding period of 2014. The net cash used in operating activities for the three months ended March 31, 2014 was a result of incurring construction contract expenses for the Mooring, accounted for under the percentage of completion method, and expenses incurred in preparation for our IPO.

13

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $2.1 million and $10.3 million for the three months ended March 31, 2015 and 2014, respectively. The decrease in net cash provided by investing activities of $8.2 million between the periods was mainly the result of the release of restricted cash of $10.7 million that was collateral for a letter of credit for the three months ended March 31, 2014. Expenditure for newbuildings and other equipment decreased by $2.0 million for the three months ended March 31, 2015 compared with the three months ended March 31, 2014 when the PGN FSRU Lampung was under construction. For the three months ended March 31, 2015, cash provided by investing activities include $0.7 million in receipts of repayment on principal on the direct financing lease since the PGN FSRU Lampung is accounted for as a financial lease.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the three months ended March 31, 2015 was $10.5 million compared with net cash provided by financing activities of $13.3 million for the three months ended March 31, 2014.

Net cash used in financing activities for the three months ended March 31, 2015 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility and our payment of cash distributions to our unitholders of $8.9 million. This was partially offset by receipt of $3.1 million from Höegh LNG for the indemnification claim for non-budgeted expenses related to 2014 under the omnibus agreement. Of the $3.1 million indemnification payment, approximately $1.8 million related to 2014 expenses and $1.3 million to capitalized cost.

Net cash provided by financing activities during the three months ended March 31, 2014 was mainly due to the establishment of long-term financing for the PGN FSRU Lampung. We drew $96.0 million on the Lampung facility that was used for payments for the contractual commitments for the PGN FSRU Lampung and the Mooring construction contract expenses. Part of the proceeds of the debt was used to repay $73.9 million of amounts, loans and promissory notes from owners and affiliates. In addition, debt issuance cost related to the Lampung facility of $9.3 million was paid during the first quarter of 2014. The net distributions to the owner were $9.8 million for the three months ended March 31, 2014.

As a result of the foregoing, cash and cash equivalents increased by $5.3 million and $4.8 million for the three months ended March 31, 2015 and 2014, respectively.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including foreign exchange risk, interest rate risk, credit risk and concentrations of risk.

Foreign Exchange Risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses and taxes are denominated in currencies other than U.S. dollars. Certain cash balances are also denominated in in currencies other than U.S. dollars. For the three months ended March 31, 2015 and 2014, no derivative financial instruments have been used to manage foreign exchange risk.

Interest Rate Risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating-rate debt. As of March 31, 2015, there are interest rate swap agreements on the Lampung facility floating rate debt that are designated as cash flow hedges for accounting purposes. As of March 31, 2015, the following interest rate swap agreements were outstanding:

14

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR—based debt
Interest rate swaps (2)	LIBOR	$207,567	(11,367)	Sept 2026	2.8%

1) Excludes the margins paid on the floating—rate debt.

2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

CreditRisk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers' financial condition.

Concentrations of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There is a single charterer so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. No allowance for doubtful accounts was recorded for the three month periods ended March 31, 2015 and March 31, 2014 and the year ended December 31, 2014. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for the PGN FSRU Lampung terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

15

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (consolidated and combined carve—out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended March 31, 2015
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated and combined carve-out reporting
(in thousands of U.S. dollars)
Reconciliation to net income (loss)
Net income (loss)	$3,975	(2,122)	565	2,418	$2,418
Interest income	—	—	(2,427)	(2,427)	(2,427)
Interest expense, net	3,601	4,027	298	7,926	3,899
Depreciation and amortization	8	2,177	—	2,185	8
Income tax (benefit) expense	177	—	—	177	177
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,027
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,177
Other financial items(1)	979	3,953	—	4,931	979
Equity in earnings of JVs: Other financial items(1)	—	—	—	—	3,953
Segment EBITDA	8,740	8,034	(1,564)	15,210	15,210
Cash collection/ principal payment on direct financing lease	680	—	—	680	680
Adjusted EBITDA	$9,420	8,034	(1,564)	15,890	$15,890

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

16

	Three Months Ended March 31, 2014
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated and combined carve-out reporting
(in thousands of U.S. dollars)
Reconciliation to net income (loss)
Net income (loss)	$2,258	(1,671)	(2,351)	(1,764)	$(1,764)
Interest income	—	—	(466)	(466)	(466)
Interest expense, net	81	4,318	—	4,399	81
Depreciation and amortization	8	2,285	—	2,293	8
Income tax (benefit) expense	408	—	—	408	408
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,318
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,285
Other financial items(1)	380	3,172	—	3,552	380
Equity in earnings of JVs: Other financial items(1)	—	—	—	—	3,172
Segment EBITDA	3,135	8,104	(2,817)	8,422	8,422
Cash collection/ principal payment on direct financing lease	—	—	—	—	—
Adjusted EBITDA	$3,135	8,104	(2,817)	8,422	$8,422

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

17

FORWARD LOOKING STATEMENTS

This press release contains certain forward looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s anticipated growth strategies;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from joint ventures;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking and insurance costs;

•	the Partnership’s ability to make cash distributions on its units and the amount of any borrowings that may be necessary to make such distributions;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of the Partnership’s existing or future customers;

•	the Partnership’s ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by customers;

•	the Partnership’s ability to maintain long term relationships with its customers;

•	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	the Partnership’s ability to purchase vessels from Höegh LNG in the future, including the FSRU Independence, the Höegh Gallant, the Höegh Grace or Höegh LNG’s other FSRU newbuildings;

•	the Partnership’s continued ability to enter into long term, fixed rate charters;

•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long—term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership’s vessels by their charterers;

•	termination dates and extensions of charters;

•	the expected cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self—regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

18

•	expected demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership’s vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership’s common units in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2014.

Forward looking statements in this Report on Form 6-K are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond are control.

We caution that forward looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward looking statements. We undertake no obligation to update any forward looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement. The various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

19

HÖEGH LNG PARTNERS LP

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-
OUT FINANCIAL STATEMENTS

Table of Contents

Page

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three Months Ended March 31, 2015 and 2014	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three Months Ended March 31, 2015 and 2014	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of March 31, 2015 and December 31, 2014	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Three Months Ended March 31, 2015 and the Year Ended December 31, 2014	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Three Months Ended March 31, 2015 and 2014	F-7

Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-9

F-1

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

		Three months ended
		March 31,
	Notes	2015	2014
REVENUES
Time charter revenues		$11,535	$—
Construction contract revenues	5	—	29,127
Total revenues	4	11,535	29,127
OPERATING EXPENSES
Vessel operating expenses		(2,260)	—
Construction contract expenses	5	—	(24,661)
Administrative expenses		(2,099)	(4,148)
Depreciation and amortization		(8)	(8)
Total operating expenses		(4,367)	(28,817)
Equity in earnings (losses) of joint ventures	4, 10	(2,122)	(1,671)
Operating income (loss)	4	5,046	(1,361)
FINANCIAL INCOME (EXPENSE), NET
Interest income		2,427	466
Interest expense		(3,899)	(81)
Gain on derivative instruments		121	—
Other items, net		(1,100)	(380)
Total financial income (expense), net	6	(2,451)	5
Income (loss) before tax		2,595	(1,356)
Income tax expense	7	(177)	(408)
Net income (loss)		$2,418	$(1,764)

Earnings per unit
Common unit public (basic and diluted)	16	$0.09	$—
Common unit Höegh LNG (basic and diluted)	16	$0.09	$—
Subordinated unit (basic and diluted)	16	$0.09	$—

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-2

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2015	2014
Net income (loss)	$2,418	$(1,764)
Unrealized gains (losses) on cash flow hedge	(2,267)	(3,466)
Income tax benefit	567	866
Other comprehensive income (loss)	(1,700)	(2,600)
Comprehensive income (loss)	$718	$(4,364)

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-3

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		March 31,	December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents	12	$35,762	$30,477
Restricted cash	12	16,000	21,935
Demand note due from owner	11,12	142,069	143,241
Advances to joint ventures	8,12	6,535	6,665
Deferred debt issuance cost		2,574	2,603
Current portion of net investment in direct financing lease		2,881	2,809
Current deferred tax asset	7	323	318
Prepaid expenses and other receivables		4,254	5,091
Total current assets		210,398	213,139
Long-term assets
Restricted cash	12	15,116	15,184
Other equipment		47	54
Advances to joint ventures	8,12	11,051	12,287
Deferred debt issuance cost		11,520	11,974
Net investment in direct financing lease		292,081	292,379
Long-term deferred tax asset	7	2,134	1,572
Other long-term assets		20,623	21,626
Total long-term assets		352,572	355,076
Total assets		$562,970	$568,215

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-4

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		March 31,	December 31,
	Notes	2015	2014
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,12	$19,062	$19,062
Trade payables		1,433	864
Amounts due to owners and affiliates	11,12	7,291	6,019
Loans and promissory notes due to owners and affiliates	11	298	467
Value added and withholding tax liability		165	835
Derivative financial instruments	12,13	4,482	4,676
Accrued liabilities and other payables		20,697	19,201
Total current liabilities		53,428	51,124
Long-term liabilities
Accumulated losses of joint ventures	10	61,752	59,630
Long-term debt	9,12	188,505	193,271
Derivative financial instruments	12,13	6,885	4,544
Other long-term liabilities		19,988	22,206
Total long-term liabilities		277,130	279,651
Total liabilities		330,558	330,775
EQUITY
Common units public		204,268	206,979
Common units Höegh LNG		5,281	5,366
Subordinated units		32,832	33,364
Total Partners’ capital		242,381	245,709
Accumulated other comprehensive income (loss)		(9,969)	(8,269)
Total equity		232,412	237,440
Total liabilities and equity		$562,970	$568,215

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-5

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

(in thousands of U.S. dollars)

	Owner's Equity	Common Units Public	Common Units Höegh LNG	Sub- ordinated Units	Accumulated Other Comprehensive Income	Total Partners' Capital/ Owner's Equity
Combined carve-out balance as of December 31, 2013	$(48,035)	—	—	—	—	$(48,035)
Carve-out net loss (January 1- August 12, 2014)	(10,786)	—	—	—	—	(10,786)
Other comprehensive loss	—	—	—	—	(5,900)	(5,900)
Conversion of promissory note to equity	101,500	—	—	—	—	101,500
Carve-out distributions to owner, net	(11,039)	—	—	—	—	(11,039)
Combined carve-out balance as of August 12, 2014	31,640	—	—	—	(5,900)	25,740
Elimination of equity (note 2)	45,799	—	—	—	—	45,799
Allocation of partnership capital to unitholders August 12, 2014	(77,439)	—	10,730	66,709	—	—
Net proceeds from IPO net of underwriters' discounts, fees and expenses of offering (note 3)	—	203,467	—	—	—	203,467
Cash distribution of initial public offering proceeds to Höegh LNG	—	—	(6,023)	(37,444)	—	(43,467)
Post-initial public offering net income (note 3)	—	5,537	1,061	6,597	—	13,195
Cash distributions to unitholders	—	(2,025)	(388)	(2,413)		(4,826)
Other comprehensive loss	—	—	—	—	(2,369)	(2,369)
Distributions to owner, net	—	—	(14)	(85)	—	(99)
Consolidated balance as of December 31, 2014	—	206,979	5,366	33,364	(8,269)	237,440
Net income	—	1,015	194	1,209	—	2,418
Cash distributions to unitholders	—	(3,726)	(714)	(4,440)	—	(8,880)
Cash contribution from Höegh LNG	—	—	430	2,670	—	3,100
Other comprehensive loss	—	—	—	—	(1,700)	(1,700)
Contributions from owner	—	—	5	29	—	34
Consolidated balance as of March 31, 2015	$—	204,268	5,281	32,832	(9,969)	$232,412

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-6

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2015	2014
OPERATING ACTIVITIES
Net income (loss)	$2,418	$(1,764)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	8	8
Equity in losses (earnings) of joint ventures	2,122	1,671
Changes in accrued interest income on advances to joint ventures and demand note	944	(297)
Amortization and write off of deferred debt issuance cost	747	282
Changes in accrued interest expense	(108)	81
Net currency exchange losses (gains)	446	—
Unrealized loss (gain) on financial instruments	(121)	—
Other adjustments	34	—
Changes in working capital:
Restricted cash	5,935	—
Unbilled construction contract income	—	(29,128)
Prepaid expenses and other receivables	675	6
Trade payables	620	19
Amounts due to owners and affiliates	1,272	7,446
Value added and withholding tax liability	(669)	(1,245)
Accrued liabilities and other payables	(150)	4,225
Net cash provided by (used in) operating activities	14,173	(18,696)

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(215)	(2,285)
Receipts from repayment of principal on advances to joint ventures	1,594	1,864
Receipts from repayment of principal on direct financing lease	680	—
(Increase) decrease in restricted cash	—	10,700
Net cash provided by investing activities	$2,059	$10,279

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-7

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2015	2014
FINANCING ACTIVITIES
Proceeds from long-term debt	$—	$96,000
Proceeds from amounts due to owners and affiliates	—	10,193
Repayment of long-term debt	(4,766)	—
Repayment of amounts due to owners and affiliates	—	(25,400)
Repayment of loans and promissory notes due to owners and affiliates	—	(48,500)
Contributions from (distributions to) owner	—	(9,768)
Payment of debt issuance cost	—	(9,259)
Cash distributions to unitholders	(8,880)	—
Proceeds from indemnifications received from Höegh LNG	3,100	—
(Increase) decrease in restricted cash	68	—
Net cash provided by (used in) financing activities	(10,478)	13,266

Increase (decrease) in cash and cash equivalents	5,754	4,849
Effect of exchange rate changes on cash and cash equivalents	(469)	—
Cash and cash equivalents, beginning of period	30,477	108
Cash and cash equivalents, end of period	$35,762	$4,957

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-8

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the GDF Suez Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”).

On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung. The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i) 11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interests in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership, as further described in note 3.

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated and combined carve-out financial statements. The joint ventures and the subsidiaries are, collectively, referred to as the “Combined Entities” in the combined carve-out financial statements. The PGN FSRU Lampung, the GDF Suez Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these consolidated and combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer to extend for up to two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034 (with an option for the charterer to extend for up to two additional periods of five years each) and uses the Mooring that was constructed and installed for the charterer and was sold to PT PGN LNG, a subsidiary of Perusahaan Gas Negara (Persero) Tbk (“PGN”).

The following table lists the entities included in these consolidated and combined carve-out financial statements and their purpose as of March 31, 2015.

Jurisdiction of
Name	Incorporation	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Cape Ann

(1) PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated and combined carve-out financial statements.

(2) The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

F-9

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

2. Significant accounting policies

a.	Basis of presentation

The accompanying unaudited condensed interim consolidated and combined carve-out financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all of the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated and combined carve-out financial statements should be read in conjunction with the audited combined carve-out financial statements for the year ended December 31, 2014, included in the Partnership’s Annual Report on Form 20-F (the “Annual Report”).

As of August 13, 2014, financial statements of the Partnership are consolidated since it was a separate legal entity owning the interests in the subsidiaries and joint ventures. At the closing of the IPO, the transfer of the interests was recorded at Höegh LNG’s consolidated book values. Prior to that date, the income statement, balance sheet and cash flows, as converted to US GAAP, have been carved out of the consolidated financial statements of Höegh LNG and are presented on a combined carve-out basis for the Combined Entities. The combined carve-out financial statements include the related assets, liabilities, revenues, expenses and cash flows directly attributable to Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung. In addition, the investment in 50% of the joint ventures using the equity method of accounting, and the related advances to joint ventures and interest income on the advances, are included in the consolidated and combined carve-out financial statements. The combined carve-out financial statements prior to August 13, 2014, also include allocations of certain administrative expenses.

Included in the combined carve-out equity as of August 12, 2014, were amounts related to promissory notes and related accrued interest due to Höegh LNG. Höegh LNG’s receivables for the promissory notes and related accrued interest of the Partnership’s subsidiaries were contributed to the Partnership as part of the Formation transactions. Refer to note 3 for additional discussion of the contribution. As a result, the liabilities of the Partnership’s subsidiaries are eliminated on consolidation since they were no longer external liabilities to the Partnership. Accordingly, this is equivalent to not transferring the subsidiaries’ liabilities to the Partnership. Therefore, the corresponding amounts have been eliminated for the Partnership’s opening equity position as of August 12, 2014. Details of the liabilities eliminated are as follows:

As of August 12,
(in thousands of U.S. dollars)	2014
Accrued interest on $48.5 million Promissory note due to Höegh LNG transferred to Partnership	$(1,684)
Accrued interest on $101.5 million Promissory note due to Höegh LNG transferred to Partnership	(2,947)
$40.0 million Promissory note and accrued interest due to Höegh LNG transferred to Partnership	(41,168)

Elimination to equity as of August 12, 2014	$45,799

It has been determined that PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.

F-10

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity’s expected residual returns and substantially all of the entity’s activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated and combined carve-out financial statements. Dividends may only be paid if the retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. As of March 31, 2015, PT Hoegh LNG Lampung has negative retained earnings and therefore cannot make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. Refer to note 9.

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership’s carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated and combined carve-out balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $9.1 million and $9.8 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $29.4 million and $28.4 million, respectively, as of March 31, 2015 and December 31, 2014. The Partnership’s carrying value for SRV Joint Gas Two Ltd., consists of a receivable for the advances of $8.5 million and $9.1 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $32.4 million and $31.2 million, respectively, as of March 31, 2015 and December 31, 2014 . The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

b.	Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated and combined carve-out financial statements are consistent with those applied in the audited consolidated and combined carve-out financial statements for the year ended December 31, 2014 included in the Partnership’s Annual Report.

c.	Recent accounting pronouncements

There are no recent accounting pronouncements, whose adoption had a material impact on the consolidated and combined carve-out financial statements for the three months ended March 31, 2015. The following recent accounting pronouncements are effective for future periods.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued revised guidance for consolidation; Amendments to the Consolidation Analysis. The new guidance requires that entities re-evaluate their consolidation conclusions for their variable interests in other legal entities. The amendments are effective for annual and interim periods beginning after December 31, 2015. The Partnership is assessing what impact, if any, the adoption of this guidance will have on the consolidated and combined carve-out financial position, results of operations and cash flows.

F-11

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In April 2015, the FASB issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost. Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet will be adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. Implementation of the revised guidance will result in a change in the classification of the deferred debt issuance cost on the Partnership’s consolidated and combined carve-out balance sheet.

3. Formation transactions and Initial Public Offering

During August 2014, the following transactions in connection with the transfer of equity interests, shareholder loans and promissory notes and accrued interest to the Partnership and the IPO occurred:

Capital contribution

Höegh LNG contributed the following to the Partnership:

(i)	Its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd.;

(ii)	Its shareholder loans made by Höegh LNG to each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., in part to finance the operations of such joint ventures;

(iii)	Its receivables for the $40 million promissory note due to Höegh LNG as well as accrued interest on such note and two other promissory notes relating to Hoegh LNG Lampung Pte. Ltd.;

(iv)	These transactions have been accounted for as a capital contribution by Höegh LNG to the Partnership. However, for purposes of the combined carve-out financial statements, the (i) net assets of the entities and the (ii) shareholder loans to the joint ventures are included in the combined carve-out balance sheet as of March 31, 2014;

   Recapitalization of the Partnership

(i)	The Partnership issued to Höegh LNG 2,116,060 common units and 13,156,060 subordinated units and 100% of incentive distribution rights (“IDRs”), which will entitle Höegh LNG to increasing percentages of the cash the Partnership distributes in excess of $0.388125 per unit per quarter;

(ii)	The Partnership issued to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in the Partnership;

   Initial Public Offering

(i)	The Partnership issued and sold through the underwriters to the public 11,040,000 common units (including 1,440,000 common units exercised pursuant to the underwriters’ option to purchase additional common units), representing approximately 42% limited partnership interest in the Partnership. The common units were sold for $20.00 per unit resulting in gross proceeds of $220.8 million. The net proceeds of the offering were approximately $203.5 million. Net proceeds is after deduction of underwriters’ discounts, structuring fees and reimbursements and the incremental direct costs attributable to the IPO that were deferred and charged against the proceeds of the offering.

(ii)	The Partnership applied the net proceeds of the offering as follows: (i) $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which the Partnership can elect to utilize as part of the purchase consideration in the event the Partnership purchases all or a portion of Höegh LNG’s interests in the Independence, (ii) $20 million for general partnership purposes and (iii) the remainder of approximately $43.5 million to make a cash distribution to Höegh LNG.

F-12

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Proceeds from IPO and application of funds
(in thousands of U.S. dollars)
Gross proceeds from IPO	$220,800
Underwriters’ discounts, structuring fees and incremental direct IPO expenses	(17,333)
Net proceeds from IPO	203,467
Loan of initial public offering proceeds to Höegh LNG for demand note	(140,000)
Cash distribution of initial public offering proceeds to Höegh LNG	(43,467)
Cash retained for general partnership purposes	$20,000

At the completion of the IPO, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing an approximate 58% limited partnership interest in the Partnership.

Agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	A $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s option to purchase from Höegh LNG all or a portion of its interests in an additional FSRU, the Independence , within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights AB Klaipèdos Nafta has under the related time charter, which the Partnership may exercise at one or more times during such 24-month period;

c.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

d.	Höegh LNG’s provision of certain indemnities to the Partnership.

(iii)	An administrative services agreement with Höegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provides certain administrative services to the Partnership; and

(iv)	Höegh UK has entered into an administrative services agreement with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provide Höegh UK certain administrative services.

Existing agreements remain in place for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the GDF Suez Neptune and the GDF Suez Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

F-13

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG are included in “Other.”

For the three months ended March 31, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung. For the three months ended March 31, 2014, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014.

As of March 31, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the consolidated and combined carve-out financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three months ended March 31, 2015 and 2014.

F-14

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended March 31, 2015
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$11,535	10,169	—	21,704	(10,169)	$11,535
Construction contract revenues	—	—	—	—	—	—
Total revenues	11,535	10,169	—	21,704		11,535
Operating expenses	(2,795)	(2,135)	(1,564)	(6,494)	2,135	(4,359)
Construction contract expenses	—	—	—	—	—	—
Equity in earnings of joint ventures	—	—	—	—	(2,122)	(2,122)
Segment EBITDA	8,740	8,034	(1,564)	15,210
Depreciation and amortization	(8)	(2,177)	—	(2,185)	2,177	(8)
Operating income (loss)	8,732	5,857	(1,564)	13,025		5,046
Gain (loss) on derivative instruments	121	(3,932)	—	(3,811)	3,932	121
Other financial income (expense), net	(4,701)	(4,047)	2,129	(6,619)	4,047	(2,572)
Income (loss) before tax	4,152	(2,122)	565	2,595	—	2,595
Income tax expense	(177)	—	—	(177)	—	(177)
Net income (loss)	$3,975	(2,122)	565	2,418	—	$2,418

	As of March 31, 2015
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Newbuildings	$—	—	—	—	—	$—
Vessels, net of accumulated depreciation	—	279,417	—	279,417	(279,417)	—
Net investment in direct financing lease	294,962	—	—	294,962	—	294,962
Advances to joint ventures	—	—	17,586	17,586	—	17,586
Total assets	378,216	300,701	184,754	863,670	(300,701)	562,970
Accumulated losses of joint ventures	—	—	50	50	(61,802)	(61,752)
Expenditures for newbuildings, vessels & equipment	455	4,091	—	4,546	(4,091)	455
Expenditures for drydocking	—	221	—	221	(221)	—
Principal repayment direct financing lease	$680	—	—	680	—	$680

F-15

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended March 31, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$—	10,249	—	10,249	(10,249)	$—
Construction contract revenues	29,127	—	—	29,127	—	29,127
Total revenues	29,127	10,249	—	39,376		29,127
Operating expenses	(1,331)	(2,145)	(2,817)	(6,293)	2,145	(4,148)
Construction contract expenses	(24,661)	—	—	(24,661)	—	(24,661)
Equity in earnings of joint ventures	—	—	—	—	(1,671)	(1,671)
Segment EBITDA	3,135	8,104	(2,817)	8,422
Depreciation and amortization	(8)	(2,285)	—	(2,293)	2,285	(8)
Operating income (loss)	3,127	5,819	(2,817)	6,129		(1,361)
Gain (loss) on derivative instruments	—	(3,154)	—	(3,154)	3,154	—
Other financial income (expense), net	(461)	(4,336)	466	(4,331)	4,336	5
Income (loss) before tax	2,666	(1,671)	(2,351)	(1,356)	—	(1,356)
Income tax expense	(408)	—	—	(408)	—	(408)
Net income (loss)	$2,258	(1,671)	(2,351)	(1,764)	—	$(1,764)

	As of December 31, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Newbuildings	$—	—	—	—	—	$—
Vessels, net of accumulated depreciation	—	279,670	—	279,670	(279,670)	—
Net investment in direct financing lease	295,188	—	—	295,188	—	295,188
Advances to joint ventures	—	—	18,952	18,952	—	18,952
Total assets	377,626	300,327	190,589	868,542	(300,327)	568,215
Accumulated losses of joint ventures	—	—	50	50	(59,680)	(59,630)
Expenditures for newbuildings, vessels & equipment	172,173	2,358	—	174,531	(2,358)	172,173
Expenditures for drydocking	—	—	—	—	—	—
Principal repayment direct financing lease	$1,311	—	—	1,311	—	$1,311

F-16

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Construction contract revenues

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2015	2014
Construction contract revenue	$—	$29,127
Construction contract expenses	—	(24,661)
Recognized contract margin (loss)	$—	$4,466

PGN formally accepted the PGN FSRU Lampung and signed the Certificate of Acceptance on October 30, 2014 which was the condition for the final payment related to the Mooring. As such, the Mooring project was 100% completed as of December 31, 2014. As a result, there were no construction contract revenues or expenses for the three months ended March 31, 2015.

As of March 31, 2014, the Mooring project was estimated to be 81% completed.

6. Financial income (expense)

The components of financial income (expense) are as follows:

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2015	2014
Interest income	$2,427	$466
Interest expense:
Interest expense	(2,854)	(2,209)
Commitment fees	(298)	(856)
Amortization of debt issuance cost	(747)	(282)
Capitalized interest	—	3,266
Total interest expense	(3,899)	(81)
Gain on derivative instruments	121	—
Other items, net:
Foreign exchange gain (loss)	(426)	(20)
Bank charges and fees	(2)	—
Withholding tax on interest expense and other	(672)	(360)
Total other items, net	(1,100)	(380)
Total financial income (expense), net	$(2,451)	$5

7. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of Hoegh LNG Lampung Pte. Ltd., its subsidiary incorporated in Singapore, and PT Hoegh LNG Lampung, its FSRU-owing entity incorporated in Indonesia. The income tax expense recorded in the consolidated and combined carve-out income statements was $177 and $408 for the three month periods ended March 31, 2015 and 2014, respectively. For the first quarter of 2015, the income tax expense related to Hoegh LNG Lampung, Pte Ltd.. PT Hoegh LNG Lampung has a tax loss carryforward from the prior year which is expected to offset any current tax expense during 2015.

F-17

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED
CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

A deferred tax benefit of $567 and $866 related to the unrealized losses on interest rate swaps accounted for as a cash flow hedge was recorded as a component of other comprehensive income on the consolidated and combined carve-out statements of comprehensive income for the three months ended March 31, 2015 and 2014, respectively.

8. Advances to joint ventures

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2015	2014
Current portion of advances to joint ventures	$6,535	$6,665
Long-term advances to joint ventures	11,051	12,287
Advances/shareholder loans to joint ventures	$17,586	$18,952

The Partnership had advances of $9.1 million and $9.8 million due from SRV Joint Gas Ltd. as of March 31, 2015 and December 31, 2014, respectively. The Partnership had advances of $8.5 million and $9.1 million due from SRV Joint Gas Two Ltd. as of March 31, 2015 and December 31, 2014, respectively.

9. Long-term debt

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2015	2014
$ 299 million Lampung facility:
$ 178.6 million Export credit tranche	$164,918	$168,640
$ 58.5 million FSRU tranche	42,649	43,693
Total debt	207,567	212,333
Less: Current portion of long-term debt	(19,062)	(19,062)
Long-term debt	$188,505	$193,271

Lampung facility

The primary financial covenants under the Lampung facility are as follows:

•	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche;
•	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
•	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of March 31, 2015, the borrower and the guarantor were in compliance with the financial covenants.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limit, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

F-18

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Investments in joint ventures

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2015	2014
Accumulated losses of joint ventures	$61,752	$59,630

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of GDF Suez Neptune) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2015	2014
Time charter revenues	$20,337	$20,498
Total revenues	$20,337	$20,498
Operating expenses	(4,269)	(4,289)
Depreciation and amortization	(4,507)	(4,724)
Operating income	11,561	11,485
Unrealized gain (loss) on derivative instruments	(7,864)	(6,308)
Other financial expense, net	(8,094)	(8,673)
Net income (loss)	$(4,397)	$(3,496)
Share of joint ventures owned	50%	50%
Share of joint ventures net income (loss) before eliminations	(2,199)	(1,748)
Eliminations	77	77
Equity in earnings (losses) of joint ventures	$(2,122)	$(1,671)

F-19

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2015	2014
Cash and cash equivalents	$12,190	$10,719
Other current assets	3,190	3,317
Total current assets	15,380	14,036
Restricted cash	25,104	25,104
Vessels, net of accumulated depreciation	577,235	577,897
Other long-term assets	2,084	2,174
Total long-term assets	604,423	605,175
Current portion of long-term debt	21,091	20,768
Amounts and loans due to owners and affiliates	13,146	14,516
Derivative financial instruments	23,869	23,887
Other current liabilities	11,456	8,278
Total current liabilities	69,562	67,449
Long-term debt	495,973	501,369
Loans due to owners and affiliates	22,101	24,575
Derivate financial liabilities	109,791	101,910
Other long-term liabilities	27,477	24,612
Total long-term liabilities	655,342	652,466
Net liabilities	$(105,101)	$(100,704)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	(52,551)	(50,352)
Eliminations	(9,201)	(9,278)
Accumulated losses of joint ventures	$(61,752)	$(59,630)

11. Related party transactions

Income (expense) from related parties

The Combined Entities were an integrated part of Höegh LNG until the close of the IPO on August 12, 2014. In connection with the IPO, the Partnership entered into several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Refer to note 3 for additional information. As such, Höegh LNG and its subsidiaries have provided general and corporate management services to the Partnership and the Combined Entities. Certain administrative expenses were included in the combined carve-out financial statements of the Combined Entities based on actual hours incurred. In addition, management allocated remaining administrative expenses and Höegh LNG management’s share based payment costs based on the number of vessels, newbuildings and business development projects of Höegh LNG prior to the closing of the IPO. A subsidiary of Höegh LNG has provided the building supervision of the newbuilding and Mooring and ship management for PGN FSRU Lampung.

Amounts included in the consolidated and combined carve-out statements of income for the three months ended March 31, 2015, and 2014 or capitalized in the consolidated and combined carve-out balance sheets as of March 31, 2015 and December 31, 2014 are as follows:

F-20

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended
Statement of income:	March 31,
(in thousands of U.S. dollars)	2015	2014
Operating expenses
Vessel operating expenses (1)	$(1,260)	$—
Hours and overhead (2)	(317)	(672)
Allocated administrative expenses (3)	—	(2,965)
Construction contract expense: supervision cost (4)	—	(312)
Construction contract expense: capitalized interest (5)	—	(601)
Financial (income) expense
Interest income from joint ventures and demand note (6)	2,427	466
Interest expense and commitment fees to Höegh LNG (7)	(298)	(81)
Total	$552	$(4,165)

	As of
Balance sheet	March 31,	December 31,
(in thousands of U.S. dollars)	2015	2014
Newbuilding
Newbuilding supervision cost (4)	$—	$1,228
Interest expense capitalized from Höegh LNG (5)	—	1,464
Total	$—	$2,692

1)	Vessel operating expenses: A subsidiary of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
2)	Hours and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses. Subsequent to the closing of the IPO, this includes services under administrative service agreements.

3)	Allocated administrative expenses: Until the closing of the IPO on August 12, 2014, administrative expenses of Höegh LNG that could not be attributed to a specific vessel or project based upon the time-write system were allocated to the consolidated and combined carve-out income statement based on the number of vessels, newbuildings and certain business development projects of Höegh LNG. For the period from January 1, 2014 to August 12, 2014, the allocated expenses also include cost incurred in preparation for the IPO.
4)	Supervision cost: Höegh LNG Fleet Management AS managed the newbuilding process including site supervision including manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, were capitalized as part of the cost of the newbuilding and included in the construction contract expense for the Mooring.
5)	Interest expense capitalized from Höegh LNG and affiliates: As described under 7) below, Höegh LNG and its affiliates provided funding for the PGN FSRU Lampung and the Mooring (a component of the construction contract expense), which qualify under US GAAP as capitalized interest for the construction in progress.
6)	Interest income from joint ventures and demand note: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income. In the consolidated and combined carve-out statements of cash flows, the interest paid from joint ventures is treated as a return on investment and included in net cash flows from operating activities. Interest income also includes interest on the $140 million demand note due from Höegh LNG. Refer to “Demand note due from owner” below.

F-21

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

7)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided loans and promissory notes and intercompany funding for the construction of the PGN FSRU Lampung, the construction contract expense of the Mooring. Subsequent to the closing of the IPO, commitment fees are due on the $85 million revolving credit facility. Refer to “Amounts, loans and promissory notes due to owners and affiliates” below. Refer to 5) above which describes the interest expense, which was capitalized.

Receivables and payables from related parties

Demand note due from owner

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2015	2014
Demand note due from owner	$142,069	$143,241

The Partnership lent $140 million to Höegh LNG from the net proceeds of the IPO on August 12, 2014. The note is repayable on demand or the Partnership can utilize the note as part of the purchase consideration in the event all or a portion of Höegh LNG’s interests in the Independence are purchased by the Partnership. The note bears interest at a rate of 5.88% per annum. The balances in the table above include outstanding principal and accrued interest of $2,069 and $3,241 as of March 31, 2015 and December 31, 2014, respectively.

Refer to note 8 for advances to joint ventures.

Amounts, loans and promissory note due to owners and affiliates

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2015	2014
Amounts due to owners and affiliates	$7,291	$6,019

Amounts due to owners and affiliates principally relate to short term funding and trade payables of operating activities as of March 31, 2015 and December 31, 2014, respectively.

Loans and promissory notes due to owners and affiliates consist of the following:

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2015	2014
Loans and promissory notes due to owners and affiliates	$298	$467

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is for a term of three years and is unsecured. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee is due to Höegh LNG on undrawn available amounts. The balances as of March 31, 2015 and December 31, 2014, relate to accrued commitment fees. No amounts were drawn on the revolving credit facility as of March 31, 2015 and December 31, 2014.

F-22

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED
CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG will indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $500.

Other indemnifications:

Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;
2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;
3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter; The Partnership was indemnified by Höegh LNG for certain invoices not paid by PGN for the year ended December 31, 2014 (refer to note 14);
4.	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter (refer to note 14); and
5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter. During the first quarter of 2015, the Partnership filed claims for indemnification with respect to non-budgeted expenses (including repair costs) of $3.1 million and warranty provision of $2.0 million related to the year ended December 31, 2014 (refer to note 14).

12. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated and combined carve-out balance sheets.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Demand note due from owner affiliates – The fair value of the fixed rate demand note approximates the carrying amount of the receivable and accrued interest reported in the consolidated and combined carve-out balance sheets since the amount is payable on demand. Refer to note 11.

Amounts due to owners and affiliates – The fair value of the non-interest bearing payable approximates its carrying amounts reported in the consolidated and combined carve-out balance sheets since it is to be settled consistent with trade payables.

F-23

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Loans and promissory notes due to owners and affiliates – The fair values of the variable-rate and the fixed rate loans and promissory notes approximates their carrying amounts of the liabilities and accrued interest reported in the consolidated and combined carve-out balance sheets since the amounts are payable on demand. Refer to note 11.

Derivative financial instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness given the level of collateral provided and the credit worthiness of the counterparty to the derivative.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of		As of
		March 31, 2015		December 31, 2014
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$35,762	35,762	30,477	30,477
Restricted cash	1	31,116	31,116	37,119	31,119
Derivative financial instruments	2	(11,367)	(11,367)	(9,220)	(9,220)
Other:
Advances (shareholder loans) to joint ventures	2	17,586	18,186	18,952	19,629
Demand note due from owner	2	142,069	142,069	143,241	143,241
Current amounts due to owners and affiliates	2	(7,291)	(7,291)	(6,019)	(6,019)
Loans and promissory notes due to owners and affiliates	2	(298)	(298)	(467)	(467)
$299 million Lampung facility	2	$(207,567)	(209,796)	(212,333)	(214,636)

F-24

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables	Credit Quality		March 31,	December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2015	2014
Advances/loans to joint ventures	Payment activity	Performing	$17,586	$18,952
Demand note due from owner	Payment activity	Performing	$142,069	$143,241

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated and combined carve-out balance sheet. Refer to note 8.

13. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses and taxes can be denominated in currencies other than U.S. dollars. Certain cash balances are also denominated in currencies other than U.S. dollars. For the three months ended March 31, 2015, and 2014, no derivative financial instruments have been used to manage foreign exchange risk.

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of March 31, 2015 and December 31, 2014, there are interest rate swap agreements on the Lampung facility floating rate debt that are designated as cash flow hedges for accounting purposes. As of March 31, 2015, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$207,567	(11,367)	Sept 2026	2.8%

1) Excludes the margins paid on the floating-rate debt.
2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated and combined carve-out balance sheets.

F-25

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
	financial	financial
(in thousands of U.S. dollars)	instruments	instruments
As of March 31, 2015
Interest rate swaps	$(4,482)	$(6,885)
As of December 31, 2014
Interest rate swaps	$(4,676)	$(4,544)

The following effects of cash flow hedges relating to interest rate swaps are included in gain on derivative financial instruments in the consolidated and combined carve-out statements of income for the three months ended March 31, 2015. There were no realized or unrealized gains or losses on derivative financial instruments for the three months ended March 31, 2014.

	Three months ended
	March 31, 2015
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	—	$—
Amortization of amount excluded from hedge effectiveness	—	335	335
Reclassification from accumulated other comprehensive income	—	(214)	(214)
Gain on derivative financial instruments	$—	121	$121

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated and combined carve-out statements of changes in partners’ capital/ owner’s equity is as follows for the periods ended and as of March 31, 2015 and 2014 included in the consolidated and combined carve-out statements of other comprehensive income.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2014	$(10,159)	1,890	(8,269)	$(8,269)
Effective portion of unrealized loss on cash flow hedge	(2,481)	620	(1,861)	(1,861)
Reclassification of amortization of cash flow hedge to earnings	214	(53)	161	161
Other comprehensive income for period	(2,267)	567	(1,700)	(1,700)
Balance as of March 31, 2015	$(12,426)	2,457	(9,969)	$(9,969)

F-26

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2013	$—	—	—	$—
Effective portion of unrealized loss on cash flow hedge	(3,466)	866	(2,600)	(2,600)
Reclassification of amortization of cash flow hedge to earnings	—	—	—	—
Other comprehensive income for period	(3,466)	866	(2,600)	(2,600)
Balance as of March 31, 2014	$(3,466)	866	(2,600)	$(2,600)

Refer to note 7 for additional information on the tax effects included in other comprehensive income.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There is a single charterer so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. No allowance for doubtful accounts was recorded for the three month periods ended March 31, 2015 and March 31, 2014 and the year ended December 31, 2014. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

14. Commitments and contingencies

Contractual commitments

As of March 31, 2015, contractual purchase commitments required to be made in 2015 were $0.5 million.

Claims and Contingencies

PGN claims and indemnification

Following certain delays, the time charter hire on the PGN FSRU Lampung commenced July 21, 2014 for the start of commissioning. During the commissioning to test the PGN FSRU Lampung project (including the Mooring) and the pipeline functionality, technical problems were identified on August 29, 2014. Following the completion of the commissioning, PGN formally accepted and signed the Certificate of Acceptance dated October 30, 2014.

F-27

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Partnership’s subsidiary had commitments to pay a day rate for delay liquidated damages to PGN for delays in achieving the scheduled arrival date or acceptance by the scheduled delivery date. PGN had concerns about requirements under the time charter contract to pay hire rates for the periods of delay during the commissioning and issued invoices for $7.1 million for delay liquidated damages. PGN also did not pay its time charter hire for September 2014 or October 2014.

The Partnership was indemnified under the omnibus agreement by Höegh LNG for both delay liquidated damages and any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the acceptance date of the PGN FSRU Lampung. The Partnership filed indemnification claims for the September and October 2014 invoices not paid by PGN of $6.5 million and $6.7 million, respectively, and received payments from Höegh LNG in September and October, respectively. Indemnification for hire rate payments was accounted for consistent with the accounting policies for loss of hire insurance, and was recognized when the proceeds were received. Therefore, the Partnership recognized the payments from Höegh LNG for September and October 2014 as revenue, net of value added tax liabilities and certain deferrals, and as an increase to cash.

The Partnership’s subsidiary and the pipeline contractor were jointly and severally liable to PGN for each other’s delay liquidated damages if either party failed to perform. Further, the Partnership’s subsidiary and the pipeline contractor had an agreement to cover the other party’s delay liquidated damages to the extent caused by the other party’s scope of work. The Partnership has not received any claims from PGN or the pipeline contractor related to the contractor’s delay liquidated damages. The Partnership was indemnified by Höegh LNG for any potential delay liquidated damages, net of any recoveries, arising for or from claims of the pipeline contractor.

During March 2015, an understanding with PGN, the pipeline contractor and the Partnership’s subsidiary was reached. As a result, PGN will not pay the time charter hire for September 2014 or October 2014, the Partnership’s subsidiary will not pay the delay liquidated damages, the Partnership’s subsidiary is released from joint and several liability for the pipeline contractor’s delay liquidated damages, the pipeline contractor is released from joint and several liability for the Partnership’s subsidiary’s delay liquidated damages and neither the Partnership’s subsidiary nor the pipeline contractor cover the other party’s delay liquidated damages to the extent caused by the other party’s scope of work. As a result, the Partnership believes it has no further exposure to claims from PGN or the pipeline contractor associated with the delivery commitments and it has been fully indemnified by Höegh LNG for the loss of time charter hire payments.

As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses related to the Mooring. The Partnership filed indemnification claims for the warranty allowance of $2.0 million to be paid to the Partnership by Höegh LNG when costs are incurred for the warranty. No costs were incurred as of March 31, 2015.

The Partnership was indemnified by Höegh LNG for non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance. In the first quarter of 2015, the Partnership filed indemnification claims and was paid for non-budgeted expenses and costs of $3.1 million related to the year ended December 31, 2014. The cash payment from Höegh LNG was recorded as a contribution to equity.

15. Supplemental cash flow information

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2015	2014
Supplemental disclosure of non-cash financing activities:
Non-cash capital contribution from conversion of debt	$—	$101,500

F-28

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

16. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below

Three months ended March 31,
(in thousands of U.S. dollars, except unit and per unit numbers)	2015

Post IPO net income attributable to the unitholders of Höegh LNG Partners LP	$2,418
Less: Dividends paid or to be paid (1)	(8,880)
Under (over) distributed earnings	(6,462)
Under (over) distributed earnings attributable to:
Common units public	(2,711)
Common units Höegh LNG	(520)
Subordinated units Höegh LNG	(3,231)
(6,462)
Basic and diluted weighted average units outstanding (in thousands)
Common units public	11,040
Common units Höegh LNG	2,116
Subordinated units Höegh LNG	13,156
Basic and diluted earnings per unit:
Common units public	$0.09
Common units Höegh LNG	$0.09
Subordinated units Höegh LNG	$0.09

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based the number of units outstanding at the period end.

Earnings per unit information has not been presented for any period prior to the Partnership’s IPO as the information is not comparable due to changes in the basis of preparation of the financial statements (refer to note 2) and the Partnership’s structure (refer to note 3).

As of March 31, 2015, the total number of units outstanding was 26,312,120. Common units outstanding were 13,156,060 of which 11,040,000 common units were held by the public and 2,116,060 common units were held by Höegh LNG. Höegh LNG owned 13,156,060 subordinated units. The General Partner has a non-economic interest and has no units.

Earnings per unit is calculated by dividing net income by the weighted average number of units outstanding during the applicable period.

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnerships’ First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; and iii) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit is not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative financial instruments and unrealized gains or losses on foreign exchange transactions.

F-29

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

During the subordination period, the common units will have the right under the Partnership Agreement to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

The amount of minimum distributions is $0.3375 per unit per quarter, or $1.35 per unit on an annual basis, and is made during the subordination period in the following manner:

•	first, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter;

•	second, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	third, 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter.

In addition, Höegh LNG currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

F-30

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

17. Subsequent events

On May 15, 2015, the Partnership paid a quarterly cash distribution with respect to the quarter ended March 31, 2015 of $0.3375 per unit. The distribution corresponds to an annualized distribution of $1.35 per unit.

F-31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: May 28, 2015	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer and
Chief Financial Officer